ALAUNOS™
THERAPEUTICS

EMAIL

January 21, 2024

Dale Curtis Hogue, Jr.

Dear Curtis,

Thank you for considering employment with Alaunos Therapeutics, Inc (the "Company"). The Board of Directors of Alaunos Therapeutics, Inc. (the "Board") formally offers you the position of interim Chief Executive Officer reporting to the Board.

Details of this offer and compensation are as follows:

- Your semi-monthly salary will be $10,416.67 ($250,000 if annualized). You will be scheduled for an annual performance review.
- You will be entitled to all company benefits outlined in the accompanying Benefits Overview. Additional questions regarding the benefits can be directed to our Human Resources consultant, Melinda Lackey.
- You will be entitled to accrue PTO at the rate of 192 hours (24 days) annually. This time will be accrued at a rate of 16 hours (2 days) per month, on the last day of each month.

If you decide to join the Company, subject to the approval of the Company's Board of Directors that the Company grant you an option to purchase 600,000 shares of the Company's Common Stock at a price per share equal to the fair market value per share of the Common Stock on the date of grant, as determined by the Company's Board of Directors, which will vest monthly, specifically 50,000 options as of the last day of each month, if employed continuously on that date. This option grant shall be subject to the terms and conditions of the Company's 2020 Equity Incentive Plan and a Stock Option Agreement. No right to any stock is earned or accrued until such time that vesting occurs, nor does the grant confer any right to continue vesting or employment.

Please note that this offer is contingent upon the successful completion of an employment background check. We require that all Alaunos Therapeutics, Inc. employees have a completed employment background check on file.

As with all Alaunos employees, this is employment at-will and may be terminated by either party at any time, for any reason, without previous notice. This offer letter is not an employment contract and should not be construed as a contract; Alaunos has the right to change or modify the terms of your employment at any time. Any employment agreement entered into by Alaunos must be in writing.

You will be required to sign an Invention, Non-Disclosure and Non-Competition Agreement upon commencement of your employment with Alaunos. If you have any questions regarding this agreement, please do not hesitate to contact Melinda Lackey at 832-507-0981.

Please indicate your acceptance of the terms of this offer by signing and returning one copy of this letter by scan/email (mlackey@alaunos.com) by Sunday, January 21, 2024.

Best regards,

DocuSigned by:

Holger Weis



Signer Name: Holger Weis
Signing Reason: I approve this document
Signing Time: 21-Jan-2024 | 18:33:33 PST

4EECFB684EA545028C1493F79453FFCD

Holger Weis
Chair of the Board of Directors of Alaunos Therapeutics, Inc.

I agree to the terms of employment as outlined above:

DocuSigned by:

Dale Curtis Hogue, Jr.



Signer Name: Dale Curtis Hogue, Jr.
Signing Reason: I approve this document
Signing Time: 21-Jan-2024 | 18:41:28 PST

FAAB513B3BAD4CE8B2B44E287470447A

_____
Dale Curtis Hogue, Jr.

21-Jan-2024 | 18:41:59 PST

_____
Date